GRANITE FALLS ENERGY, LLC 15045 HIGHWAY 23 SE • P.O. BOX 216 • GRANITE FALLS, MN • 56241-0216 PHONE: 320-564-3100 • FAX: 320-564-3190
February 3, 2010
U.S. Securities and Exchange Commission
Dale Welcome, Division of Corporation Finance
100 F Street, NE
Washington, D.C 20549-7010

RE:
Granite Falls Energy, LLC
Form 10-K for the Fiscal Year Ended October 31, 2008
Form 10-Q for the Fiscal Quarter Ended January 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 30, 2009
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
File No. 000-51277

Dear Mr. Welcome:
We are in receipt of your letter dated January 20, 2010 providing comments to the above-reference periodic reports for the Company. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. To facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.
Form 10-K for the Fiscal Year Ended October 31, 2008
Item 8. Financial Statements and Supplementary Data, page 38
Statement of Cash Flows, page 43
1. We note your response to prior comment four; however, it appears that the amounts you show as the correct amount for 2006 do, in fact, impact “cash provided by operating activities.” Please advise.
RESPONSE: Our initial response to the prior comment four should have read: “The Statement of Cash Flows for fiscal 2008, 2007, and 2006 should read”:

	2008	2007	2006
Change in Fair Value of Derivative Instruments:	$3,424,981	$(5,492,007)	$(776,763)
Changes in assets and liabilities:
Derivative instruments	$(4,240,841)	$9,805,326	$(2,390,162)

The “Changes in Derivative Instruments” amount for 2006 should have read ($2,390,162) instead of 2,966,876 as previously responded. This corrected change has no impact on the “cash provided by operating activities.”
Item 9. Financial Statements and Supplementary Data, page 38
Statements of Cash Flows, page 43
2.
We appreciate your response to prior comment six. Please supplementally tell us how you determined that the forward purchase contract for corn purchases qualifies for the normal purchases and sales exemption under FASB ASC 815-10-15.

RESPONSE: FASB ASC 815-10-15-25 states that the “Following are four important elements needed to qualify for normal purchases and normal sales scope exemption:”
a.	Normal terms (including normal quantity)
b.	Clearly and closely related underlying
c.	Probable physical settlement
d.	Documentation
We believe the forward purchase contract for corn purchases qualifies for this exemption based on the following analysis that we have documented in our files:
A.
Normal terms (including normal quantity): In October 2008, we entered in a contract with our grain procurement agent for a fixed quantity of corn at a fixed price, which represented approximately 100% of the Company’s anticipated corn purchases for the month of November 2008. These corn purchases were used in the production of 100% of the ethanol produced during November 2008. Because of these terms, we determined that the quantity purchased was “reasonable in relation to the entity’s business needs” as defined in FASB ASC 815-10-15-27.

B.
Clearly and closely related underlying: The contract underlying in this contract was based on the local market price of corn at the time the contract was entered into and does not included changes in the price that are based on changes in an index that were not clearly and closely related to the related commodity being purchased (corn).

C.
Probable physical settlement: In order for the contract to meet the normal purchases and normal sales scope exemption, it must be probable at inception and throughout the term of the individual contract that the contract will not settle net and will result in physical delivery. When we entered into this forward contract, we had the intent to take delivery of the gross quantity of the commodity under contract (corn). In November 2008, we did in fact take delivery of the entire amount defined in the forward contract. The Company has entered into similar contracts in the past and has always taken physical delivery and has never settled net with its corn procurement agent.

D.	Documentation: FASB ASC 815-10-15-39 states that “once an entity documents compliance with the requirements of paragraphs 815-10-15-22 through 15-51, which could be done at the inception of the contract or at a later date, the entity is not permitted at a later date to change its election and treat the contract as a derivative instrument.” We have documentation of our compliance with the above requirements and have never changed our election of the normal purchases and normal sales exemption in regards to these forward corn purchase contracts. Since we purchase 100% of our corn from one procurement agent, all of the contracts that are entered into with this company are similarly designated.
Exhibit 31 — Section 302 Certifications
Exhibit 32 — Section 906 Certifications
3.	We note your response to prior comment eight and remind you to amend your Form 10-K to provide appropriately dated certifications.
RESPONSE: Thank you for the reminder. We will revise our Section 302 certifications and Section 906 certifications and amend the 10-K for the fiscal year ended October 31, 2008 once we have resolved all the above comments to the satisfaction of the Commission.
The Company hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Stacie Schuler
Stacie Schuler
Chief Financial Officer